

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

May 19, 2008

<u>By facsimile to (212) 818-8881 and U.S. Mail</u>

Mr. Eric S. Rosenfeld
Chairman, Chief Executive Officer, and President
825 Third Avenue, 40th Floor
New York, NY 10022

Re: Rhapsody Acquisition Corp.
       Registration Statement on Form S-4
       Filed April 21, 2008
       File No. 333-150343
       Annual Report on Form 10-KSB for the fiscal year ended March 31, 2007 and
       Subsequent Exchange Act reports
       File No. 0-52203

Dear Mr. Rosenfeld:

We reviewed the filings and have the comments below.

Where indicated, we think that you should revise the documents in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

Our review's purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your documents. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

<u>S-4</u>

<u>General</u>

1.   We note that information is omitted throughout the proxy statement/prospectus. To the
        extent practicable, complete the information before filing an amendment to the
        registration statement.

2.   Please update your filing as required by Article 8 of Regulation S-X to include interim
        financial statements for Primoris Corporation or Primoris as of and for the three months
        ended March 31, 2008 and audited financial statements for Rhapsody Acquisition Corp.
        or Rhapsody as of and for the year ended March 31, 2008.

3.   Once your merger becomes effective, please file a Form 8-K Item 4.01 to disclose the
        change in accountants for the accountants who are no longer associated with the
        continuing entity. Refer to Item 4.01 of Form 8-K.

<u>Prospectus' Outside Front Cover Page</u>

4.   Please ensure that your cover page does not exceed one page and that you omit
        unnecessary information that is not required by Item 501 of Regulation S-K or otherwise
        key to an investment decision. For example, you should not define parties or terms on
        the cover, and information regarding where shareholders can obtain copies of information
        incorporated by reference should appear on the inside front cover page.

5.   In the second paragraph, state the number of shares of Rhapsody's common stock that
        Primoris' foreign managers will receive in the merger and briefly explain the nature of
        any consideration they will give for the shares. We note also the disclosure in the
        financial statements' note 20 on page FS-22 that Rhapsody, Primoris, and two officers of
        Primoris entered into termination agreements in connection with the merger agreement.
        We assume the cross reference there to the financial statements' note 17 rather than to the
        financial statements' note 18 is inadvertent. Please revise. Further, expand the
        disclosure under "Structure of the Merger" on page 48 to identify the two foreign
        managers and to include the material provisions of each of the termination agreements.
        <u>See</u> Item 6 of Form S-4 and Item 1005 of Regulation M-A. File the termination
        agreements as exhibits to the registration statement. <u>See</u> Item 601(b)(10) of Regulation
        S-K.

Q. Why am I receiving this proxy statement/prospectus?, page 3

6.   Under (D) and (E) and elsewhere in the proxy statement/prospectus, including "Purpose of the Rhapsody Special Meeting" on page 43, expand the disclosure to specify and describe briefly:

- The provisions no longer applicable to Rhapsody after the merger being removed from its certificate of incorporation.

- The other changes being made to Rhapsody's certificate of incorporation.

We note the disclosures on page 83.

Interests of Rhapsody's Directors and Officers in the Merger, page 19

7.   Regarding the disclosure that Rhapsody as well as the Rhapsody inside stockholders, Primoris, and Primoris' stockholders may purchase shares from other investors or otherwise enter into arrangements with such investors, we note that:

- You are soliciting votes to adjourn the Rhapsody meeting to a later date in case 20% or more of the public shares are voted against the merger and demand conversion.

- Proceeds from the trust account or shares issued to be issued to the Primoris holders in the merger may be used as consideration in such purchases and arrangements.

Please revise your disclosure to clarify, if true, that the purpose of these activities would be to ensure satisfaction of the condition limiting conversion exercises and votes against the merger where it appears that the condition would not be met. Please also explain why this is not, in effect, a waiver of the condition, particularly since proceeds of the trust may be used to fund such purchases, and why it is consistent with the terms of the initial public offering or IPO as described in the IPO prospectus and the requirements of the company's charter. We note that you already have disclosure that the Rhapsody board has determined that the terms of this transaction are consistent with the terms contemplated in the IPO. We may have additional comments upon review of your response.

Mr. Eric S. Rosenfeld
May 19, 2008
Page 4

Tax Consequences of the Merger, page 22; Material Federal Income Tax Consequences of the Merger to Rhapsody and Its Stockholders, page 66

8.   Delete the word "generally" in the second bullet point on page 22 and in the fifth paragraph on page 66 because the word generally may imply that Rhapsody has not disclosed all material federal income tax consequences and that stockholders cannot rely on the disclosure. Similarly, delete the phrase "only a general" before the word "summary" in the sixth paragraph on page 66 for the same reason.

Comparative Per Share Data, page 27

9.   Please revise your filing to disclose your historical book value per share pursuant to Item 3(f)(1) of the form instructions.

Risk Factors, page 29

10.   The first paragraph states that "There may also be additional risks and uncertainties not known to us or not described below which may also impair our business operations." Since Rhapsody must disclose all risks that it believes are material, delete this language.

11.   Include in each risk factor's discussion information necessary to assess the risk, including its magnitude. For example:

    - The sixth risk factor states that Rhapsody generates and expects to continue to generate a portion of its revenue and profits under fixed price and unit price contracts. Quantify the portion of revenue and profits attributable to fixed price contracts and unit price contracts during the periods presented in the financial statement.

    - The fourteenth risk factor states Rhapsody's belief that Engineer, Procure, and Construct or EPC contracts will become increasingly prevalent in its industry, and Rhapsody's inability to perform its obligations under EPC contracts may lead to higher costs. Quantify the portion of revenue and profits attributable to EPC contracts during the periods presented in the financial statements.

    - The seventeenth risk factor states that a significant portion of Rhapsody's revenues are recognized on a percentage of completion method of accounting. Quantify the amount of Rhapsody's revenues that are recognized on a percentage of completion method of accounting during the periods presented in the financial statements.

- The nineteenth risk factor states that a substantial portion of Rhapsody's revenue is derived from project based work that is awarded through a competitive bid process. Quantify the percentage of Rhapsody's project based work that is awarded through a competitive bid process during the periods presented in the financial statements.

- The twenty-third risk factor states that Rhapsody's international operations expose it to various risks. Identify the countries in which Rhapsody conducts its international operations which give rise to the risks contemplated by this risk factor.

The exercise of our directors' and officers' discretion in agreeing to changes or waivers in the terms of the business combination…, page 39

12.	Please clarify here, or in another appropriate context in your prospectus, whether there are any particular changes or waivers that the company believes the directors and officers would be likely to make after shareholder approval. Please also clarify in this risk factor, if true, that some changes could be made without further shareholder approval. Lastly, please disclose that you would circulate a new proxy statement/prospectus and resolicit the shareholder vote if changes to the terms of the transaction would have a material impact on shareholders.

Forward-Looking Statements, page 42

13.	Since Rhapsody is a blank check company, Rhapsody is ineligible to rely on the safe harbor provision for forward-looking statements. See section 27A(b)(1)(B) of the Securities Act and section 21E(b)(1)(B) of the Exchange Act. Delete the phrase "within the definition of the Private Litigation Reform Act of 1995." Alternatively, make clear that Rhapsody is ineligible to rely on the safe harbor provision for forward-looking statements because it is a blank check company.

Valuation, page 54

14.	Based on the valuation of comparable companies, disclosure states that Rhapsody's board of directors and its special advisor, Mr. Joel Greenblatt, were able to calculate the expected initial valuation of Primoris in the public market. Additionally, Rhapsody's board of directors relied upon a discounted cash flow analysis prepared by Rhapsody's management team. Expand the disclosure to discuss these two analyses in reasonable detail. For example, you should explain the basis upon which the board believed the listed companies were comparable to Primoris and explain how they valued these companies and Primoris. You should also disclose how the discounted cash flow analysis was calculated, including the material elements of that analysis. To the extent that these two analyses differ from those performed by Ladenburg as financial advisor of Rhapsody's board of directors, please discuss and explain the differences.

Interests of Primoris's Directors and Officers in the Merger, page 58

15.   For any interests of directors and officers in the merger that are different from or in addition to those of other stockholders' interests, not only describe but also quantify the monetary value of the interests for each person individually, including shares of common stock to be exchanged for shares of Rhapsody's common stock, any stock options or stock awards to be converted into the right to receive the merger consideration, and any additional merger consideration, and cash payments under any employment, retention, severance, or directorship agreements. Consider presenting this information in bullet points or tabular format so that it is easier for stockholders to read and understand.

Ladenburg Fairness Opinion, page 59

16.   The third paragraph on page 61 states that "certain" financial, comparative, and other analyses performed by Ladenburg are summarized in the proxy statement/prospectus. Clarify that the summary includes the material analyses performed by Ladenburg.

17.   Disclose compensation paid or to be paid to Ladenburg and any of its affiliates for any other services to Rhapsody or any affiliates in the most recent two years. See Item 14 of Schedule 14A and Item 1015(4) of Regulation M-A. We note the disclosure that Ladenburg provided fairness opinion services to Rhapsody in October 2007 with a then proposed transaction.

18.   Please provide us a copy of any outlines, summaries, reports, or board books prepared and furnished by Ladenburg to Rhapsody's board of directors.

Discounted Cash Flow Analysis, page 62

19.   Disclosure states that "EBITDA" means earnings before interest, taxes, depreciation, and amortization, as adjusted for add-backs for non-recurring expenses, for purposes of Ladenburg analyses. Specify and quantify each of the add-backs for non-recurring expenses.

Unaudited Pro Forma Condensed Combined Financial Information, page 75

20.   Please update your pro forma financial information for Rhapsody and Primoris through March 31, 2008. Refer to Rule 8-05 of Regulation S-X.

21.   We note your disclosure in note 20 on page FS-22 that in connection with the merger agreement you and two officers of the Company have entered into termination agreements for which you would recognize approximately $4,000 of compensation expense. Please tell us how this expense is reflected in your unaudited pro forma financial information.

Independent Auditors' Fees, page 95

22.   Disclosure states there is a summary of fees paid or to be paid to BDO and Moss Adams for services rendered. We are unable to locate the summary of fees paid or to be paid to Moss Adams. Please revise.

The Adjournment Proposal, page 84

23.   Please clarify, if true, that the purpose of adjourning the meeting to a later date if the holders of 20% or more of the public shares vote against the merger proposal and demand conversion is to give the company and inside shareholders the opportunity to pursue purchases and other arrangements with converting shareholders to meet the 19.99% conversion condition to closing. As requested in our earlier comment, please also explain why adjourning the meeting for this purpose does not amount to a waiver of the conversion cap and why it would be consistent with the terms of the acquisition transaction that is described in the IPO prospectus and the company's charter.

Employment Agreements, page 100

24.   Disclosure states that nine executive officers of Primoris or its subsidiaries entered into employment agreements that will become effective upon completion of the merger. Expand the disclosure in the second paragraph to state the initial base salary of each of the nine executive officers. See Item 6 of Form S-4 and Item 601(b)(10) of Regulation S-K. Confirm that Rhapsody will file the employment agreements with the Commission if required by Item 601(b)(10) of Regulation S-K. We note that a form of the employment agreement is attached to the proxy statement/prospectus as annex F.

Results of Operations – Nine Months Ended December 31, 2007, page 104

25.   We assume that the table on page 105 should follow immediately the last sentence of this subsection. Please revise or advise.

Customers, page 114

26.   We note from disclosure in the risk factors that one customer accounted for 18.7% of revenue in 2006 and 10.2% of revenue in 2007 and that loss of such a significant customer could have a significant adverse effect on your financial condition, result of operations, and cash flows. Please note that you must disclose the name of any customer that accounts for 10% or more of consolidated revenues and the loss of the customer would have a material adverse effect on the company. See Item 101(c)(vii) of Regulation S-K.

Ongoing Projects, page 115

27.   The table indicates that the estimated completion date of the LNG facility in Boron, California at December 31, 2007 is "09/2007." Revise to explain briefly why the project's estimated completion date was not met and to indicate what the project's now estimated completion date is. Similarly, if the estimated completion date of the pipeline in Palm Springs, California was not met in January 2008, revise to explain briefly why the project's estimated completion date has not been met and to indicate what the project's now estimated completion date is.

Legal Proceedings, page 118

28.   We note your disclosure that your legal proceedings are not material to your financial position. It is unclear to us how you have evaluated the impact of the liability on your results of operations and liquidity. Please revise to clarify. In addition, we caution you that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. In that case, you must either (a) disclose the estimated additional loss, or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made. In addition, if such a reasonable possibility exists, you must expand your disclosures to provide the specific disclosures as set forth in Question 2 to SAB Topic 5Y.

Executive Officers, page 118

29.   In the biographical paragraph of Mr. Scott E. Summers, describe briefly his business experience during the past five years. See Item 401(e)(1) of Regulation S-K.

Results of Operations, page 125

30.   We note your disclosure that you account for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices. Your total revenue by segment equals your total revenue reported in your overall results. Please provide clarifying disclosure that intercompany sales and transfers are eliminated in consolidation or show elimination amounts in your revenue by segment disclosure.

31.   Please revise your discussion and analysis of your operating results in a manner that provides a more detailed understanding of the historical operating results of each of your segments, along with prospects for the future. Specifically, please provide a discussion and analysis about the facts and circumstances surrounding known material trends and uncertainties that the entity as a whole faces along with each individual reportable segment. Currently, your discussion and analysis of your consolidated results and your reportable segments' results list one or more factors that caused either the increase or decrease in your operating results without an understanding of why those factors occurred and whether those factors or other known factors may impact future operating results. For example, your Industrial and Engineering segments' revenue significantly increased year over year, while your Underground and Structures segments' revenue decreased year over year. In addition, we note that although your Industrial and Engineering segments increased segment revenue in 2007 compared to 2006, your gross profit as a percentage of revenue decreased in 2007 compared to 2006. Your current disclosures are unclear whether these trends will continue. Refer to Item 303(A)(3) of Regulation S-K and Section 501.12.b.4 of the Financial Reporting Codification for guidance.

Liquidity and Capital Resources, page 132

32.   Please revise your liquidity and capital resources disclosures to discuss the underlying reasons for the changes in the account balances that affected your cash flows year over year. For example, please discuss the reasons for the increase in your accounts payable and billings in excess of costs and estimated earnings. In addition, we note that accounts receivable, net represents 51% and 65% of your total assets as of December 31, 2007 and 2006. In consideration of this significance, expand your disclosure to discuss the recoverability of your accounts receivable. See Section 501.13.b of the Financial Reporting Codification.

Capital Requirements, page 133

33.   Disclosure states that Primoris has a line of credit agreement containing substantial restrictive covenants. Please disclose what the limits of all material financial ratios and tests are under the line of credit agreement.

Primoris Related Person Transactions, page 150

34.   You disclosed that Primoris leases some of its facilities, employees and certain construction and transportation equipment from Stockdale Investment Group, Inc. or SIGI. We note your disclosure that the majority stockholder, chief executive officer, president, and chairman of the board of directors of Primoris, Brian Pratt, also holds a majority interest in SIGI. We further note your disclosure that the following officers and directors of Primoris also serve as officers and/or directors of SIGI: Brian Pratt, chairman and director; John P. Schauerman, president and director; Scott E. Summers, vice president and director; John M. Perisich, secretary; and Arline Pratt, director. Please tell us and provide a footnote disclosure to discuss your considerations of being the primary beneficiary of a variable interest entity under the accounting literature contained in paragraphs 16 and 17 of FIN 46(R).

Appraisal and Dissenter's Rights, page 155

35.   Disclosure states that "The following summary does not purport to be a complete statement of the method of compliance with Sections 92A.300 through 92.500 of the Nevada Revised Statutes." Revise to clarify that the summary includes the material provisions of the law pertaining to appraisal and dissenter rights under the Nevada Revised Statutes.

Legal Matters, page 158

36.   Provide counsel's address as required by paragraph 23 of Schedule A to the Securities Act.

Where You Find More Information, page 158

37.   Refer to the second paragraph. You may not qualify information in a proxy statement/prospectus on Form S-4 to information outside the proxy statement/prospectus unless incorporation by reference or a summary of a document filed as an exhibit is required by the form. See Rule 411(a) of Regulation C under the Securities Act. We will not object, however, if you qualify information and statements contained in the proxy

statement/prospectus by reference to the annexes since the annexes are attached to the proxy statement/prospectus. Please revise.

38.   We note the statement "Information provided by one another does not constitute any representation, estimate or projection of the other" in the third paragraph. Since Rhapsody is responsible for the accuracy of the information contained in the filing, Rhapsody may not disclaim responsibility for the information contained in the filing. Please revise.

Annex G - Opinion of Ladenburg Thalmann

39.   As Ladenburg is opining that the fair market value of Primoris is at least equal to 80% of the net assets of Rhapsody, please revise the third paragraph on page 3 of the opinion that states that the opinion "does not constitute an opinion" and that Ladenburg does "not express any opinion as to the underlying valuation…of Rhapsody or Primoris." While we believe Ladenburg may have intended that these statements be qualified by the context in which they appear (no recommendation to stockholders and no future valuations), the language should be revised to remove any implication that the statements are intended to be more general.

Undertakings, page II-4

40.   Provide the Rule 430C undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

Exhibit Index

41.   Include an exhibit index immediately before the exhibits filed with the registration statement. See Item 102(d) of Regulation S-T.

Exhibit 5.1

42.   Disclosure indicates that Rhapsody intends to file by amendment the legal opinion. Allow us sufficient time to review the legal opinion before requesting acceleration of the registration statement's effectiveness.

Exhibit 8.1

43.   File a final, signed opinion as an exhibit to the registration statement before its effectiveness.

44.   We note the phrase "Assuming that the above factual statements are the same on the closing date" immediately under "OPINION" on page H-3. Section 6.2(g) of the merger agreement filed as annex A stipulates that a condition to the merger is that Primoris receive a tax opinion "in substantially the form of Exhibit H," but disclosure under "Waiver" on page 72 in the proxy statement/prospectus indicates that the condition could be waived. Thus, Rhapsody must:

- File the executed tax opinion before the registration statement's effectiveness even though the merger transaction is conditioned upon receipt of the favorable tax opinion at closing.

- Undertake to recirculate and resolicit if the condition for the favorable tax opinion is waived and the change in tax consequences is material.

Exhibit 99.7

45.   Identify the form of proxy as preliminary as required by Rule 14a-6(e)(1) of Regulation 14A.

46.   Please unbundle the five matters included in proposal 2. Additionally, include a brief description of each matter listed under (iv) and (v). See Rule 14a-4(3) of Regulation 14A. We note the caption or heading is to "The Charter Amendments" on page 16, but the caption or heading on page 82 and elsewhere in the proxy statement/prospectus is to "The Charter Amendment Proposal." Revise to ensure that captions or headings and cross references are consistent throughout the proxy statement/prospectus.

<center>10-KSB</center>

Exhibit Index

47.   Include in future filings an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

<u>December 31, 2007 10-QSB</u>

<u>Exhibits 31.1 and 31.2</u>

48.   We note that Rhapsody's officers included their titles in the first sentence of the certifications. Confirm to us that Rhapsody's officers signed the certifications in their personal capacity, and revise in future filings. <u>See</u> Item 601(b)(31) of Regulation S-K.

<u>8-K dated February 19, 2008 and filed February 20, 2008</u>

<u>Exhibit 10.1</u>

49.   Rhapsody included a list briefly identifying the contents of all omitted exhibits and schedules, but Rhapsody omitted an agreement to furnish supplementally a copy of any omitted exhibit or schedule to the Commission upon request as required by Item 601(b)(2) of Regulation S-K. Confirm to us that Rhapsody will furnish a copy of any omitted exhibit or schedule to the Commission upon request, and revise in future filings.

<u>Closing</u>

File a revised S-4 in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the filing. Include with the filing a cover letter tagged as correspondence that keys the responses to the comments and any supplemental information requested. If you think that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the filing, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosures in the filings reviewed by us to make certain that they have provided all information that investors require for an informed decision. Since Rhapsody and Primoris and their management are in possession of all facts relating to the disclosures in the filings, they are responsible for the adequacy and accuracy of the disclosures that they have made.

When responding to our comments, provide a written statement from Rhapsody and Primoris in which each acknowledges that:

- Rhapsody and Primoris are responsible for the adequacy and accuracy of the disclosures in the filings.

- Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filings.

- Rhapsody and Primoris may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that Rhapsody and Primoris provide us in our review of the filings or in response to our comments on the filings.

You may direct questions on accounting comments to Ryan E. Rohn, Staff Accountant, at (202) 551-3739 or Alfred P. Pavot, Jr., Staff Accountant, at (202) 551-3738. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director

cc: David Alan Miller, Esq.
Graubard Miller
The Chrysler Building
405 Lexington Avenue
New York, NY 10174